SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trident Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

895919108

(CUSIP Number)

Jean A.W. Schreurs

c/o NXP B.V.

High Tech Campus 60

5656 AG

Eindhoven, The Netherlands

+31-40-27-28686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89591908

1.	Name of Reporting Person NXP B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, OO(1)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,204,348

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 104,204,348

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,204,348

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 59.6%(2)

14.	Type of Reporting Person OO

(1)           See Item 3 below.

(2)           The calculation of the percentage of outstanding shares of Trident Microsystems, Inc. (the “Issuer”) common stock held by NXP B.V. (“NXP”) is based on 174,792,799 shares of the Issuer’s common stock outstanding as of February 8, 2010, as disclosed by Issuer to NXP on February 8, 2010.

CUSIP No. 92763R104

1.	Name of Reporting Person KASLION Acquisition B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, OO(3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,204,348

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 104,204,348

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,204,348

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 59.6%(4)

14.	Type of Reporting Person OO

(3)           See Item 3 below.

(4)           See footnote 2 above.

CUSIP No. 92763R104

1.	Name of Reporting Person KASLION Holding B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, OO(5)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,204,348

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 104,204,348

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,204,348

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 59.6%(6)

14.	Type of Reporting Person OO

(5)           See Item 3 below.

(6)           See footnote 2 above.

CUSIP No. 92763R104

1.	Name of Reporting Person KASLION S.à r.l.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, OO(7)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,204,348

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 104,204,348

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,204,348

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 59.6%(8)

14.	Type of Reporting Person OO

(7)           See Item 3 below.

(8)           See footnote 2 above.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 per share (“Common Stock”), of Trident Microsystems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3408 Garrett Drive, Santa Clara, California 95054.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by NXP B.V., a limited liability company organized under the laws of The Netherlands (“NXP”), its sole shareholder, KASLION Acquisition B.V., a limited liability company organized under the laws of The Netherlands, KASLION Holding B.V., a limited liability company organized under the laws of The Netherlands, and KASLION S.à r.l., a company organized under the laws of Luxembourg (collectively, the “Reporting Persons”).

The name of each executive officer and director of NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. (collectively, the “Executive Officers and Directors”) is set forth in Schedule I hereto and is incorporated by reference herein.

(b)  The principal executive offices of NXP and KASLION Acquisition B.V. are located at High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands. The principal executive offices of KASLION Holding B.V. are located at Fred. Roeskestraat 123 1Hg, 1076 EE, Amsterdam, The Netherlands, and the principal executive offices of KASLION S.à r.l. are located at 61 Rue de Rollingergrund, L-2440 Luxembourg, Luxembourg.

The business address for each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

(c) The principal business of NXP is the manufacture and supply of application-specific semiconductors and related semiconductor components. KASLION Acquisition B.V. is principally engaged in the business of serving as the sole shareholder of NXP. KASLION Holding B.V. is principally engaged in the business of holding shares in KASLION Acquisition B.V. KASLION S.à r.l. is principally engaged in the business of holding shares in KASLION Holding B.V. The present principal occupation or employment of each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

(d)  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Executive Officer or Director, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Executive Officer or Director, has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 8, 2010 (the “Closing Date”), pursuant to a Share Exchange Agreement, dated as of October 4, 2009 (the “SEA”), by and among NXP, the Issuer and Trident Microsystems (Far East) Ltd., a wholly owned subsidiary of the Issuer, NXP completed the investment of cash in and sale to the Issuer of selected assets and liabilities of NXP’s television systems and set-top box business lines (the “Business”) (the “Transaction”). In consideration for the Business, Issuer issued to NXP 97,537681 shares of Common Stock (the “Exchange Shares”) and four shares of a newly created Series B Preferred Stock (the “Series B Preferred Shares”). Pursuant to the SEA, NXP also purchased 6,666,667 shares of Common Stock (together with the Exchange Shares, the “Shares”), at a price of $4.50 per share, for a cash payment of $30 million (the “Cash Payment”).

The source of funds for the Cash Payment was available cash resources on hand of NXP.

The descriptions of the SEA set forth in this Schedule 13D is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information provided in Item 3 above is hereby incorporated by reference.

As part of their ongoing review of their interest in the Issuer, the Reporting Persons at any time and from time to time may explore a variety of alternatives and may (a) subject to the restrictions set forth in the Stockholder Agreement and described in Item 6 below, acquire additional shares of Common Stock on the open market, on a privately negotiated basis or otherwise, (b) subject to the restrictions set forth in the Stockholder Agreement and described in Item 6 below, sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (c) distribute shares of Common Stock to various of their affiliates, or (d) engage in any combination of the foregoing. Subject to applicable law and the Stockholder Agreement, the Reporting Persons may enter into or unwind derivative transactions, hedging transactions or alternative structures with respect to shares of Common Stock held by them. Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Stockholder Agreement.

Any alternative that the Reporting Persons pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Issuer and the Reporting Persons and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market conditions, tax considerations and other factors.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the Board and/or any other persons regarding the Issuer. Further, the Reporting Persons reserve the right, subject to the restrictions set forth in the Stockholder Agreement and described in Item 6 below, to act in concert with any other shareholder of the Issuer, or other persons, for common purposes should they determine to do so, and/or to recommend courses of action to the Issuer’s management, Board and shareholders.

Pursuant to the rights, privileges and preferences granted under the Amended and Restated Certificate of Designation of Series B Preferred Stock (the “Certificate of Designation”), NXP, through its ownership of the Series B Preferred Shares, is entitled to elect four (4) (the “Series B Directors”) out of nine (9) directors to serve on the Issuer’s board of directors (the “Board”). NXP’s right to elect such Series B Directors is contingent upon continued ownership of Common Stock, and the number of Series B Directors which NXP is entitled to elect declines as NXP’s ownership of Common Stock declines, as set forth below under “Item 6—Certificate of Designation”)

As previously disclosed in the Issuer’s definitive proxy statement on Schedule 14A filed on December 18, 2009, Mr. Glen Antle and Mr. Hans Geyer indicated their intention to resign from the Board effective upon the consummation of the Transaction. Immediately following the closing of the Transaction, Mr. Glen Antle and Mr. Hans Geyer resigned as directors of the Issuer.

Thereafter, pursuant to the provisions of the bylaws of the Issuer, the Board adopted resolutions increasing the size of the Board to nine members, creating two vacancies, which, together with the vacancies created by the resignations of Mr. Antle and Mr. Geyer, left four vacancies on the Board. Following the closing of the Transaction, the following persons were designated by NXP as its nominees to the Board, pursuant to the terms of the Stockholder Agreement, dated as of February 8, 2010 (the “Stockholder Agreement”), by and between the Issuer and NXP, and the Certificate of Designation, and the Board selected these four nominees to fill the four vacancies on the Board:

•      Richard L. Clemmer (Class I Director)

•      David Kerko (Class II Director)

•      Philippe Geyres (Class I Director)

•      A.C. D’Augustine (Class III Director)

In connection with the expected completion of the Transaction, by letter agreement dated February 2, 2010, the Issuer appointed Christos Lagomichos as President, effective as of February 8, 2010. Prior to joining the Issuer, Mr. Lagomichos served as Executive Vice President and General Manager of NXP’s Home business unit from 2007 to 2010 and resigned from his positions with NXP immediately prior to his appointment as President of the Issuer.

All of the descriptions of each of the Certificate of Designation and the Stockholder Agreement set forth in this Schedule 13D are qualified in their entirety by reference to Exhibits 3 and 4, respectively, which are incorporated herein by reference.

Any of the foregoing actions could involve one or more events referred to in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.
The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 174,792,799 shares of Common Stock outstanding as of February 8, 2010, as disclosed by Issuer to NXP on February 8, 2010.

(a)  As of February 12, 2010, NXP beneficially owns an aggregate of 104,204,348 shares, or 59.6%, of the outstanding shares of Common Stock. KASLION Acquisition B.V., as sole shareholder of NXP, controls NXP and, accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP. KASLION Acquisition B.V. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

KASLION Holding B.V., the majority shareholder of KASLION Acquisition B.V., controls KASLION Acquisition B.V. and, accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP. KASLION Holding B.V. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

KASLION S.à r.l., the sole shareholder of KASLION Holding B.V., controls KASLION Holding B.V. and, accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP. KASLION S.à r.l. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

To the best of the Reporting Persons’ knowledge, none of the individuals listed in Schedule I beneficially own any shares of Common Stock.

(b)  See rows 7 — 10 of each cover page for information on the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any Executive Officer or Director has effected any transactions in shares of Common Stock during the past 60 days.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported in Item 5(a).

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Items 3 and 4 above is hereby incorporated by reference.

Series B Preferred Shares

The Series B Preferred Shares were issued by Issuer to NXP pursuant to a Certificate of Designation.  The rights, privileges and preferences of the Series B Preferred Shares set forth in the Certificate of Designation include the following:

Election of Series B Directors. For so long as the holders of the Series B Preferred Stock beneficially own (as described below) 11% or more of the Common Stock and are entitled to elect a director, the size of the Board will be fixed at nine directors. The holders of the Series B Preferred Stock are entitled to elect a number of Series B Directors based on a formula relating to their aggregate beneficial ownership of Common Stock:

•      so long as the holders of the Series B Preferred Stock beneficially own, in the aggregate, at least 40% of the outstanding Common Stock, the holders of the Series B Preferred Stock will be entitled to nominate and elect four (4) Series B Directors;

•      so long as the holders of the Series B Preferred Stock beneficially own, in the aggregate, less than 40% but at least 30% of the outstanding Common Stock, the holders of the Series B Preferred Stock, will be entitled to nominate and elect three (3) Series B Directors;

•      so long as the holders of the Series B Preferred Stock beneficially own, in the aggregate, less than 30% but at least 20% of the outstanding Common Stock, the holders of the Series B Preferred Stock, will be entitled to nominate and elect two (2) Series B Directors;

•      so long as the holders of the Series B Preferred Stock beneficially own, in the aggregate, less than 20% but at least 11% of the outstanding Common Stock, the holders of the Series B Preferred Stock, will be entitled to nominate and elect one (1) Series B Director; and

•      if the holders of the Series B Preferred Stock beneficially own, in the aggregate, less than 11% of the outstanding Common Stock, they will not be entitled to elect any Series B Director. In this case, the shares of Series B Preferred Stock will be subject to redemption as provided below.

The number of Series B Directors will be irrevocably reduced if the aggregate amount of Common Stock beneficially owned by the holders of the Series B Preferred Stock is less than the applicable threshold set forth above for a period of thirty (30) consecutive days.

The directors that are not Series B Directors are hereafter referred to as “At-Large Directors”.

Removal and Replacement of Series B Directors. Only the holders of the Series B Preferred Stock shall have the right to remove Series B Directors. Any vacancies arising from a reduction in the authorized number of Series B Directors shall be filled by the Issuer Board upon the recommendation of the Nominating and Corporate Governance Committee.

Other Voting Rights. The approval of the holders of a majority of the Series B Preferred Stock, voting as a separate class, is required for the adoption or approval of any amendment, alteration or repeal of any provision of the Certificate of Designation or Issuer’s Certificate of Incorporation (whether by merger, consolidation, amendment or otherwise) that would adversely affect the powers, designations, preferences or other special rights of the Series B Preferred Stock, other than a merger, consolidation or other business combination with a person that is not an affiliate of Issuer or the holders of the Series B Preferred Stock that would constitute a change of control of Issuer. The Series B Preferred Stock has no other voting rights.

Redemption. If at any time the holders of the Series B Preferred Stock beneficially own, in the aggregate, less than 11% of Issuer’s outstanding Common Stock, then Issuer will have the right to redeem the Series B Preferred Stock at the redemption price of $1.00 per share. Upon any redemption, the Series B Stock will be retired and may not be reissued, and the Series B Stock will no longer have any of the rights and preferences provided in the Certificate of Designation.

Stockholder Agreement

The Stockholder Agreement includes the following covenants and agreements, among others, of the Issuer and NXP, as the sole holder of the Series B Preferred Stock and the investor under the Stockholder Agreement:

The information provided above in this Item 6 under the heading “Certificate of Designation” is hereby incorporated by reference.

Voting of Shares. For so long as NXP and its affiliates continue to own at least 11% of the outstanding Common Stock, NXP will vote its shares of Common Stock as follows:

•      at its discretion with respect to any proposed change of control, subject to compliance with the provisions described below relating to voting for directors, and subject to compliance with the standstill provisions described below (provided, that after the fourth anniversary of the Closing Date they may vote their shares, subject to compliance with the standstill provisions described below but without regard to the provisions described below relating to the election of directors or actions inconsistent with the Stockholder Agreement, in favor of any proposal to replace directors made by an unaffiliated third party in connection with a change of control transaction proposed by such third party);

•      at its discretion, with respect to any proposed amendment or restatement of Issuer’s Certificate of Incorporation or bylaws that would be in any way adverse to NXP or its affiliates;

•      in favor of any matter required to effectuate any provision of the Stockholder Agreement, and against any matter inconsistent with any provision of the Stockholder Agreement;

•      with respect to the election, removal, replacement or reclassification of directors (other than Series B Directors) either vote all of its shares in accordance with the recommendation of the Issuer Board approved by a majority of the At-Large Directors, or vote all of its shares in the same proportion (for, against, abstain or withheld, or as otherwise indicated) as the vote cast by all other holders of Issuer’s voting stock; and

•      on all other matters, at its discretion, with respect to a number of shares equal to 30% of the outstanding Common Stock, and with respect to shares in excess of such amount, either vote all of such excess shares in accordance with the recommendation of the Issuer Board approved by a majority of the At-Large Directors, or vote all of such excess shares in the same proportion (for, against, abstain or withheld, or as otherwise indicated) as the vote cast by all other holders of Issuer’s voting stock.

Information Rights. For so long as NXP and its affiliates continue to own at least 11% of the outstanding Common Stock, Issuer shall deliver to NXP on a periodic basis certain unaudited consolidated financial statements, revenue analyses, draft business plans, reports or other information delivered to Issuer’s lenders or creditors in respect of any material indebtedness and any other financial information that NXP reasonably requires to comply with reporting, disclosure filing or other requirements imposed by any governmental authority.

Major Transactions. For so long as NXP and its affiliates continue to own at least 11% of the outstanding Common Stock, the approval of any of the following matters shall require an affirmative vote of at least two-thirds (2/3) of the directors present and voting at any meeting at of which such matter is considered:

•      any amendment to Issuer’s Certificate of Incorporation, bylaws or any other organizational documents;

•      any merger, business combination, consolidation, corporate reorganization or any transaction constituting a change of control;

•      any sale, transfer or other disposition (including by way of issuance of equity securities of subsidiary) in an amount in excess of $50 million;

•      any acquisition, capital expenditure, or investment (or any commitment in respect thereof or any series of related acquisitions, expenditures, investments or commitments) of the assets or securities of any other entity in an amount in excess of $50 million;

•      any liquidation, dissolution or winding up, or the commencement of or consent to any bankruptcy proceedings, or filing a petition or answer or consent seeking or consenting to reorganization under any bankruptcy or insolvency law, or to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency, or making an assignment for the benefit of creditors, or admitting inability to pay debts generally as they become, in each case, by or with respect to us or any of Issuer’s subsidiaries;

•      the removal or termination of employment of Issuer’s Chief Executive Officer or the selection of a replacement of Issuer’s Chief Executive Officer;

•      any transactions with NXP or any of its affiliates that involve more than $1 million or that are otherwise material to Issuer;

•      any authorization or approval of any amendment to or waiver under the Stockholder Agreement;

•      any payment or declaration of dividends on Issuer’s capital stock, special or otherwise;

•      any repurchase by Issuer of any of its equity securities in an amount exceeding $5 million in any twelve (12)-month period;

•      any equity or debt financing in an amount in excess of $50 million; or

•      any other matters requiring stockholder approval under the listing rules of the NASDAQ Stock Market or any other exchange on which the Common Stock is listed.

Transfer of Common Stock. Prior to the second anniversary of the Closing Date (the “First Transfer Date”), NXP may not transfer any Common Stock other than (i) pursuant to a tender offer, exchange offer, merger, sale of Issuer, reclassification, reorganization, recapitalization or other transaction that has been approved or recommended by a majority of the independent At-Large Directors; (ii) as a pledge pursuant to a bona fide financing transaction; or (iii) to a subsidiary of NXP or an identified private equity investor in NXP that Issuer has not identified to NXP as a competitor and which agrees in writing to be bound by the all of the obligations of NXP under the Stockholder Agreement.

As an exception to these restrictions, prior to the First Transfer Date, NXP may transfer up to 15% of the Issuer’s outstanding voting stock if and to the extent that NXP determines that NXP would otherwise be required to consolidate Issuer’s financial results in NXP’s consolidated financial statements prepared under International Financial Reporting Standards or U.S. generally accepted accounting principles. Any transferee under this exception must agree to be bound by and comply with the transfer restrictions and any voting provisions of the Stockholder Agreement.

After the First Transfer Date, unless otherwise approved by a majority of the At-Large Directors, NXP may not, and may not permit any of its affiliates to, transfer any Common Stock other than any transfer:

•      that would have been permitted prior the First Transfer Date without regard to the exception relating to consolidation, (i) pursuant to a tender offer, exchange offer, merger, sale of Issuer, reclassification, reorganization, recapitalization or other transaction that has been approved or recommended by a majority of the independent At-Large Directors, (ii) as a pledge pursuant to a bona fide financing transaction; or (iii) to a subsidiary of NXP or an identified private equity investor in NXP that Issuer has not identified to NXP as a competitor and which agrees in writing to be bound by the all of the obligations of NXP under the Stockholder Agreement;

•      pursuant to and in compliance with the restrictions of Rule 144 under the Securities Act applicable to sales by affiliates of an issuer; provided that NXP may not knowingly transfer any Common Stock to any person that, after consummation of the transfer, would beneficially own more than 15% of Issuer’s outstanding voting stock;

•      pursuant to a firm commitment underwritten distribution to the public, registered under the Securities Act, if NXP instructs the underwriters to (i) use their reasonable best efforts to effect as wide a distribution as practicable of the Common Stock included in the distribution, consistent with best execution standards and (ii) not knowingly sell Common Stock to any person that, after consummation of the transfer, would beneficially own more than 15% of Issuer’s outstanding voting stock;

•      pursuant to a distribution registered under the Securities Act (other than as provided in the preceding bullet), in an amount not exceeding, on any trading day, 25% of the average daily trading volume as in effect on such trading day; provided that NXP may not knowingly transfer any Common Stock to any person that, after consummation of the transfer, would beneficially own more than 15% of Issuer’s outstanding voting stock; or

•      to any person that after consummation of such transfer would beneficially own less than 15% of Issuer’s outstanding voting stock.

These transfer restrictions terminate on the earlier of (i) the second anniversary of the date on which NXP and its affiliates own less than 11% of the Common Stock and (ii) such time as NXP and its affiliates own less than 5% of the Common Stock.

Transfer of Series B Preferred Stock. NXP may not transfer any shares of Series B Preferred Stock, except to a subsidiary of NXP or an identified private equity fund investor in NXP that Issuer has not identified to NXP as a competitor and that acquires 20% or more of the Common Stock held by NXP. The transfer restrictions on the Series B Preferred Stock will continue until the earlier of (i) the second anniversary of the date on which NXP and its affiliates own less than 11% of the Common Stock and (ii) such time as NXP and its affiliates own less than 5% of the Common Stock.

Additional Purchase Rights. For so long as NXP and its affiliates continue to own at least 11% of the outstanding Common Stock, NXP will have the right to purchase up to its pro rata share (based on its percentage ownership of Common Stock on a fully diluted basis) of any underwritten public offering of Common Stock, or any other offering of Common Stock made primarily for financing purposes, on the same terms and conditions as other purchasers in the relevant offering (collectively, “Additional Purchase Rights”).

Standstill Agreement. For a period of six years from the Closing Date (the “Standstill Period”), or until the first anniversary of the date on which NXP and its affiliates no longer own 11% or more of the Common Stock, whichever is earlier, without the prior consent of a majority of the independent At-Large Directors, NXP and its affiliates may not:

•      acquire or agree to acquire beneficial ownership of any of Issuer’s equity securities, or any economic right or voting right to or regarding any of Issuer’s equity securities, or authorize or make a tender offer, exchange offer or other offer or proposal to acquire Issuer’s equity securities, in each case, if the effect of such acquisition would be that the Common Stock beneficially owned in the aggregate by NXP and its affiliates (including, without limitation, any 13D Group of which NXP or any of its affiliates is a member), or with respect to which NXP, its affiliates or any such 13D Group would have economic rights or voting rights, would exceed, in the aggregate, the Standstill Limit described below;

•      make or in any way participate in any “solicitation” of “proxies” (as such terms are used in the rules and regulations of the SEC) with respect to any of Issuer’s voting stock, or seek to advise or influence any person (other than NXP and its affiliates) with respect to the voting of any of Issuer’s voting stock (other than in accordance with and consistent with the recommendation of the Issuer Board);

•      deposit any shares of Issuer’s voting stock or any shares of Series B Preferred Stock in a voting trust or, subject any of Issuer’s voting stock or Series B Preferred Stock to any arrangement or agreement with any person (other than between NXP and any permitted transferee of the Series B Preferred Stock) with respect to the voting of any of Issuer’s shares;

•      join a 13D Group (other than a group comprising solely of NXP and the permitted transferees of the Series B Preferred Stock) or other group, or otherwise act in concert with any third person for the purpose of acquiring, holding, voting or disposing of any of Issuer’s shares;

•      effect or seek, offer or propose (whether publicly or otherwise) to effect any change of control or any acquisition of Issuer’s equity securities in excess of the Standstill Limit;

•      otherwise act, alone or in concert with others, to effect or seek, offer or propose (whether publicly or otherwise) to effect control of Issuer’s management, the Board or Issuer’s policies; or

•      otherwise take any action that would or could reasonably be expected to compel us to make a public announcement (including any disclosure required to be made in any SEC filing under the rules and regulations of the SEC) regarding any of the matters described above.

The “Standstill Limit” is a number of shares equal to the Investor Maximum Ownership Percentage of the outstanding Common Stock. The “Investor Maximum Ownership Percentage” is

currently 60%. Thereafter, with certain exceptions, upon the disposition by NXP or its affiliates of any Common Stock or Issuer’s other equity securities, the Investor Maximum Ownership Percentage shall be reduced to the percentage of Issuer’s outstanding voting stock beneficially owned by NXP and its affiliates immediately following such disposition. Once reduced, the Standstill Limit shall never be increased following any subsequent disposition or acquisition of Common Stock or other event or transaction. The Investor Maximum Ownership Percentage shall never exceed 60%. The Investor Maximum Ownership Percentage will not be adjusted other than following dispositions of Issuer’s equity securities by NXP or its affiliates to persons other than NXP and the permitted transferees of the Series B Preferred Stock; provided, that if (i) NXP is offered the opportunity to purchase Issuer’s equity securities in any offering pursuant to the Additional Purchase Right described above and does not elect to purchase its full pro rata share in such offering, and (ii) within one year after the closing of such offering NXP has not purchased additional shares of Common Stock equal to the difference between NXP’s pro rata share of such offering and the number of shares of Common Stock actually purchased by NXP in connection with such offering, then the Investor Maximum Ownership Percentage shall be reduced as if NXP had purchased its full pro rata share in such offering and had thereafter sold a number of shares of Common Stock equal to the amount (if any) by which such its full pro rata share exceeds the sum of (x) the number of shares of Common Stock actually purchased by NXP in connection with such offering and (y) the number of shares of Common Stock actually purchased by NXP during the one-year period immediately following the closing of such offering.

If during the Standstill Period the Board elects to commence a process intended to lead to a proposal with respect to a change of control (whether in response to a proposal from a third party or otherwise), NXP shall be permitted to participate in such process as a potential bidder on the same terms and conditions as third party participants.

Following the expiration of the Standstill Period, if NXP and its affiliates desire to acquire beneficial ownership of Issuer’s equity securities that would cause the aggregate beneficial ownership of NXP and its affiliates to exceed (a) 70% of the outstanding Common Stock (if prior to such proposed acquisition the beneficial ownership of NXP and its affiliates is at least 40% of the outstanding Common Stock), or (b) 50% of the outstanding Common Stock (if prior to such proposed acquisition the beneficial ownership of NXP and its affiliates is less than 40% of the outstanding Common Stock), such acquisition may be made only pursuant to a tender offer, exchange offer, merger or other business combination involving the offer to acquire 100% of the Common Stock not owned by NXP and its affiliates

Registration Rights. After the second anniversary of the Closing Date, NXP may request that Issuer effect a registration (a “Demand Registration”) for a public offering in the United States of all or any portion of its Common Stock; provided that the securities to be included in such registration shall (a) have a market value on the date such request for registration is received of at least $25 million based on the closing price of the Common Stock on the trading day immediately preceding the day on which such request is delivered, or (b) represent at least 6% of the total shares of Common Stock then outstanding, or (c) represent all of its Common Stock then held.

Issuer is not obligated to effect more than two (2) Demand Registrations in any period of fifteen (15) months, or to effect any Demand Registration within one hundred thirty-five (135) days after the effective date of a previous Demand Registration or a previous registration in which the holders of registrable securities were given piggyback registration rights as described below or to have more than one (1) “shelf” Registration Statement pursuant to Rule 415 effective under the Securities Act at any time (other than shelf registrations filed pursuant to Rule 429 under the Securities Act).

Following the second anniversary of the Closing Date, Issuer must notify NXP of any proposal to register any of shares of Common Stock where the registration form to be used may be used for the registration of securities held by NXP or its affiliates, and NXP shall have the right to include its Shares in any such registration of Issuer.

Credit Facility, Indentures and Pledge Agreement

NXP is party to (i) a Secured Revolving Credit Facility, dated September 29, 2006 (as amended, the “Credit Facility”), among KASLION Acquisition B.V., NXP and NXP Funding LLC as Borrowers, the Lenders as defined therein and from time to time parties thereto, Morgan Stanley Senior Funding Inc. as Administrative Agent and Global Collateral Agent, Morgan Stanley Bank International Limited, Deutsche Bank AG, London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners, Deutsche Bank AG, London Branch, as Syndication Agent and Merrill Lynch Capital Corporation as Documentation Agent, (ii) a Senior Secured Indenture, dated October 12, 2006 (the “Senior Secured Indenture”), among NXP, NXP Funding LLC, Guarantors named therein, Deutsche Bank Trust Company Americas as Trustee, Morgan Stanley Senior Funding Inc. as Global Collateral Agent and Mizuho Corporate Bank Ltd. as Taiwan Collateral Agent, and (iii) an Indenture, dated April 2, 2009 (the “Indenture”, and together with the Credit Facility and the Senior Secured Indenture, the “Secured Agreements”), among NXP, NXP Funding LLC, the Guarantors named therein, Law Debenture Trust Company of New York, as trustee, Morgan Stanley Senior Funding Inc., as Global Collateral Agent and Mizuho Corporate Bank Ltd., as Taiwan Collateral Agent.  Pursuant to the Secured Agreements, NXP is required to pledge as collateral any material property it acquires, subject to certain exceptions. Pursuant to a Pledge Agreement dated as of September 26, 2006 (the “Pledge Agreement”), made between NXP and Morgan Stanley Senior Funding, Inc., as global collateral agent for the Secured Parties, NXP intends to pledge all of the Shares pursuant to the Secured Agreements. Under the Pledge Agreement, unless and until an event of default has occurred and is continuing and the indebtedness under the Secured Agreements is accelerated, NXP will be entitled to exercise voting rights with respect to the pledged Shares in a manner which does not materially adversely affect the value of the Shares or the validity or enforceability of the security interest in the Shares or cause an event of default under the Secured Agreements to occur. Unless and until such acceleration occurs, NXP also will be permitted to receive dividends on the pledged Shares.

The description of the Pledge Agreement contained herein is qualified in its entirety by reference to Exhibit 5, which is incorporated herein by reference.

Other than the Certificate of Designation, the Stockholder Agreement and the Pledge Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the Executive Officers or Directors, and any person with respect to the Shares or the Series B Preferred Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Document Description

1	Joint Filing Agreement

2

Share Exchange Agreement, dated as of October 4, 2009, by and among Trident Microsystems, Inc., Trident Microsystems (Far East) Ltd. and NXP B.V. (incorporated by reference to Exhibit 2.2 of Form 8-K filed by Trident Microsystems, Inc. on October 4, 2009) (File No. 000-20784)

3

Amended and Restated Certificate of Designation, dated February 5, 2010 (incorporated by reference to Exhibit 3.6 of Form 8-K filed by Trident Microsystems, Inc. on February 8, 2010) (File No. 000-20784)

4	Stockholder Agreement, dated as of February 8, 2010, by and between Trident Microsystems, Inc. and NXP B.V.

5	Form of Pledge Agreement dated as of September 26, 2006, made between NXP and Morgan Stanley Senior Funding, Inc., as global collateral agent for the Secured Parties

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010	NXP B.V.

	By:	/s/ Karl-Henrik Sundström
Name: Karl-Henrik Sundström
		Title:	Executive Vice President, Chief Financial Officer and Member of the Board of Management

KASLION ACQUISITION B.V.

	By:	/s/ Karl-Henrik Sundström
Name: Karl-Henrik Sundström
		Title:	Member of the Management Board

KASLION HOLDING B.V.

	By:	ATC Management B.V., as director

		By:	/s/ Pieter Hallebeek
Name: Pieter Hallebeek
			Title:	Director and Proxy Holder A

		By:	/s/ Ronald Rosenboom
Name: Ronald Rosenboom
			Title:	Director and Proxy Holder A

	By:	/s/ Wolfgang Michael Zettel
Name: Wolfgang Michael Zettel
		Title:	Director

KASLION S.À R.L.

By:	/s/ Ailbhe Jennings
Name: Ailbhe Jennings
	Title:	Manager

By:	/s/ Wolfgang Michael Zettel
Name: Wolfgang Michael Zettel
	Title:	Manager

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer and director of NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. are set forth below. Unless otherwise stated, the business address for each executive officer and director of (i) NXP B.V. and KASLION Acquisition B.V. is High Tech Campus 60, 5656 AG Eindhoven, The Netherlands, (ii) KASLION Holding B.V. is Fred. Roeskestraat 123 1Hg, 1076 EE, Amsterdam, The Netherlands, and (iii) KASLION S.à r.l. is 61 Rue de Rollingergrund, L-2440 Luxembourg, Luxembourg.

Name	Present Principal Occupation or Employment

NXP B.V.

Richard L. Clemmer Citizen of the United States	Chairman of the Board of Management, President and Chief Executive Officer of NXP

Karl-Henrik Sundström Citizen of Sweden	Member of the Board of Management of NXP, Executive Vice President and Chief Financial Officer of NXP

Peter Leahy Bonfield Citizen of the United Kingdom	Chairman Supervisory Board of NXP, also holding non executive directorships at LM Ericsson, TSMC, Mentor Graphics and Sony

Egon Durban Citizen of Germany	Member of the Supervisory Board of NXP, and Managing Director of Silver Lake Partners

Ian Loring Citizen of the United States	Member of the Supervisory Board of NXP, and Managing Director of Bain Capital Partners

Michel Plantevin Citizen of France	Member of the Supervisory Board of NXP, and Managing Director of Bain Capital Partners

Johannes Huth Citizen of Germany	Member of the Supervisory Board of NXP, and Managing Director of KKR Europe

Eric Paul Coutinho Citizen of the Netherlands	Member of the Supervisory Board of NXP, and is Chief Legal Officer of Royal Philips Electronics and a member of its Group Management Committee

Richard Charles Wilson Citizen of the United Kingdom	Member of the Supervisory Board of NXP, and is a Partner of Apax Partners

Adam Herbert Clammer Citizen of the United States	Member of the Supervisory Board of NXP, and head of the Technology Group of KKR

Christopher Paul Belden Citizen of the United States	Member of the Management Team, Senior Vice President Operations

Guido Rudolf Clemens Dierick Citizen of the Netherlands	Member of the Management Team, Senior Vice President and General Counsel

Name	Present Principal Occupation or Employment

Alexander Friedrich Michael Everke Citizen of Germany	Member of the Management Team, Executive Vice President and General Manager Multimarket Semiconductors Business Unit

Mark Arjen Hamersma Citizen of the Netherlands	Member of the Management Team, Senior Vice President Business Development

Pieter Hendricus Kleij Citizen of the Netherlands	Member of the Management Team, Senior Vice President, Human Resource Management

Michael Edward Noonen Citizen of the United States	Member of the Management Team, Senior Vice President Global Sales

René Gerardus Maria Penning de Vries Citizen of the Netherlands	Member of the Management Team, Senior Vice President and Chief Technology Officer

Eckhard Ruediger Stroh Citizen of Germany	Member of the Management Team, Senior Vice President and General Manager Identification Business

KASLION Acquisition B.V.

Richard L. Clemmer Citizen of the United States	Chairman of the Management Board of KASLION Acquisition B.V., and President and CEO of NXP

Karl-Henrik Sundström Citizen of Sweden	Member of the Management Board of KASLION Acquisition B.V., and CFO of NXP

Egon Durban Citizen of Germany	Member Supervisory Board of KASLION Acquisition B.V., and Managing Director of Silver Lake Partners

Ian Loring Citizen of the United States	Member Supervisory Board of KASLION Acquisition B.V., and Managing Director of Bain Capital Partners

Michel Plantevin Citizen of France	Member Supervisory Board of KASLION Acquisition B.V., and Managing Director of Bain Capital Partners

Johannes Huth Citizen of Germany	Chairman Supervisory Board of KASLION Acquisition B.V., and Managing Director of KKR Europe

Eric Paul Coutinho Citizen of the Netherlands	Member Supervisory Board of KASLION Acquisition B.V., and is Chief Legal Officer of Royal Philips Electronics and a member of its Group Management Committee

Richard Charles Wilson	Member Supervisory Board of KASLION

Name	Present Principal Occupation or Employment

Citizen of the United Kingdom	Acquisition B.V., and Partner of Apax Partners

Adam Herbert Clammer Citizen of the United States	Member Supervisory Board of KASLION Acquisition B.V., and is Director at KKR

KASLION Holding B.V.

Eric Maria Jozef Thyssen Citizen of Belgium	Director of KASLION Holding B.V., and Managing Partner of Alpinvest

Robertus Nicolaas de Jong Citizen of the Netherlands	Director of KASLION Holding B.V., and Principal at Alpinvest

Wolfgang Michael Zettel Citizen of Germany	Director of KASLION Holding B.V., and Manager of KASLION S.à r.l.

Mike Colato Citizen of the United Kingdom	Director of KASLION Holding B.V., and CFO — International at Bain Capital

Isabelle Geneviève Maria Probstel Citizen of France	Director of KASLION Holding B.V., and CFO at Apax Partners

Jacqueline Petts Citizen of Germany	Director of KASLION Holding B.V., and Director of Legal Europe of Silver Lake Partners

ATC Management B.V. A limited liability company organized under the laws of The Netherlands	Director of KASLION Holding B.V.

KASLION S.à r.l.

Wolfgang Michael Zettel Citizen of Germany	Director and Manager of KASLION S.à r.l.

Ailbhe Jennings Citizen of Ireland	Director of KASLION S.à r.l., and Director at Huntington European Properties

Eric Thyssen Citizen of Belgium	Director of KASLION S.à r.l., and Managing Partner of Alpinvest

Egon Durban Citizen of Germany	Director of KASLION S.à r.l., and Managing Director of Silver Lake Partners

Isabelle Probstel Citizen of France	Director of KASLION S.à r.l., and CFO at Apax Partners

EXHIBIT INDEX

Exhibit	Document Description

1	Joint Filing Agreement

2

Share Exchange Agreement, dated as of October 4, 2009, by and among Trident Microsystems, Inc., Trident Microsystems (Far East) Ltd. and NXP B.V. (incorporated by reference to Exhibit 2.2 of Form 8-K filed by Trident Microsystems, Inc. on October 4, 2009) (File No. 000-20784)

3

Amended and Restated Certificate of Designation, dated February 5, 2010 (incorporated by reference to Exhibit 3.6 of Form 8-K filed by Trident Microsystems, Inc. on February 8, 2010) (File No. 000-20784)

4	Stockholder Agreement, dated as of February 8, 2010, by and between Trident Microsystems, Inc. and NXP B.V.

5	Form of Pledge Agreement dated as of September 26, 2006, made between NXP and Morgan Stanley Senior Funding, Inc., as global collateral agent for the Secured Parties